AB 3/17/06

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06004887

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66849 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1-14-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alchemy Alternatives, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

751 Laurel St. #119
(No. and Street)

San Carlos (City) CA (State) 94070 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA P.C.
(Name – *if individual, state last, first, middle name*)

217 Cardinal Dr. (Address) Bloomingdale (City) IL (State) 60108 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 25 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Mark Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alchemy Alternatives, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID MICHAEL MEARS
Commission # 1360663
Notary Public - California
San Mateo County
My Comm. Expires Jun 13, 2006

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Alchemy Alternatives, Inc.

# Annual Audit Report

# December 31, 2005

# Alchemy Alternatives, Inc.

## Table of Contents

MC Michael Coglianese CPA, P.C.
Certified Public Accountants

217 Cardinal Drive, First Floor
Bloomingdale, IL 60108
Phone: (630) 351-8942
Fax: (630) 351-8968
Website: www.coglianesecpa.com

# Independent Auditor's Report

Board of Directors
Alchemy Alternatives, Inc.
San Carlos, California

We have audited the accompanying statement of financial condition of Alchemy Alternatives, Inc. (the Company) as of December 31, 2005, and the related statements of income (loss), changes in stockholders' equity and cash flows for the period January 14, 2005 through December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alchemy Alternatives, Inc. at December 31, 2005, and the results of their operations and their cash flows for the period January 14, 2005 through December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael Coglianese CPA, PC

Bloomingdale, IL
February 13, 2006

## Alchemy Alternatives, Inc.

## Balance Sheet

## As of December 31, 2005

Assets

| | | |
|---|---|---|
| Cash | $ | 21,010 |
| Due from Alchemy Trading Partners | | 4,000 |
| Total assets | $ | 25,010 |

Liabilities and Stockholder's Equity

| | | | | |
|---|---|---|---|---|
| Stockholders' equity | | | | |
| Common stock (no par value; | | | | |
| 1000 shares issued and outstanding) | $ | 100 | | |
| Paid-in capital | | 24,900 | | |
| Retained earnings | | 10 | | |
| Total stockholders' equity | | | | 25,010 |
| Total liabilities and stockholders1 equity | | | $ | 25,010 |

See independent Auditor's report and accompanying notes.

# Alchemy Alternatives, Inc.

## Statement of Income (Loss)

## For the Period Ended January 14, 2005 through December 31, 2005

| | | |
|---|---|---|
| Revenues: | | |
| Execution referral fees | $ | 41,280 |
| Total Revenue | | 41,280 |
| | | |
| Expenses: | | |
| Professional fees | $ | 16,735 |
| Licenses & permits | | 5,080 |
| Insurance | | 480 |
| Travel & Entertainment | | 7,084 |
| Management fees | | 10,000 |
| Other operating expenses | | 1,091 |
| Total expenses | | 40,470 |
| | | |
| Income (loss) before income taxes | | 810 |
| | | |
| Income tax provision | | 800 |
| | | |
| Net Income | $ | 10 |

See independent auditor's report and accompanying notes.

## Alchemy Alternatives, Inc.

## Statement of Changes in Stockholder's Equity

## For the Period Ended January 14, 2005 through December 31, 2005

| | Common Stock | Paid In Capital | Retained Earnings | Stockholder's Equity |
|---|---|---|---|---|
| Beginning Period: | | | | |
| January 14, 2005 | $ 0 | $ 0 | $ 0 | $ 0 |
| Capital Contribution | $ 1,000 | $ 24,000 | $ 0 | $ 25,000 |
| Net Income | 0 | 0 | 10 | 10 |
| Ending Period: | | | | |
| December 31, 2005 | $ 1,000 | $ 24,000 | $ 10 | $ 25,010 |

See independent auditor's report and accompanying notes.

## Alchemy Alternatives, Inc.

## Statement of Cash Flows

## For the Period Ended January 14, 2005 through December 31, 2005

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income | $ 10 |
| Adjustments to reconcile net income to net cash provided (used) by operating activities; | |
| (Increase) decrease in: | |
| Due from Alchemy Trading Partners | (4,000) |
| Net cash provided (used) by operating activities | $ (3,990) |
| CASH FLOWS FROM FINANCING ACTIVITIES CASH FLOWS | 25,000 |
| Net increase (decrease) in cash | 21,010 |
| Cash at January 14, 2005 | 0 |
| Cash at December 31, 2005 | $ 20,010 |
| SUPPLEMENTAL DISCLOSURE | |
| Income taxes paid | $ 800 |

See independent auditor's report and accompanying notes.

# Alchemy Alternatives, Inc.

## Notes to the Financial Statements

## December 31, 2005

(1) Organization

Alchemy Alternatives, Inc., a California corporation (the "Company"), incorporated January 14, 2005, is a private placement broker-dealer, registered with the National Association of Securities Dealers, Inc., and licensed by the Securities and Exchange Commission ("SEC"). The Company primarily derives execution referral fees from a limited number of institutional clients.

(2) Summary of Significant Accounting Policies

Security Transactions
The Company does not clear any customer transactions. Execution referral fees and related charges generated from client securities transactions are recorded on a settlement date basis. The financial statement effect of recording these transactions at the settlement date rather than on the trade date is not significant.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. SFAS 109 requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized currently to the extent that realization of such benefits is more likely than not.

Estimated Fair Value of Financial Instruments
The Company considers the amounts presented for financial instruments on the statement of financial condition to be reasonable estimates of fair value.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the report amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

# Alchemy Alternatives, Inc.

## Notes to the Financial Statements

## December 31, 2005

3) Income Taxes

The income tax provision (benefit) for the period ended December 31, 2005 consists of the following:

| | |
|---|---|
| Federal: | |
| Current | $ 0 |
| California: | |
| Current | $ 800 |
| Total income tax provision | $ 800 |

4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule I5c3-l) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2005, the Company's net capital was $21,010 which exceeded the requirement by $16,010.

5) Related Party Transactions

The Company paid to Alchemy Ventures, Inc., its parent Company, a management fee of $10,000 during the period ended December 31, 2005.

6) Revenue

The Company's revenue consists of referral fees from other Broker Dealers. These fees are not contracted and therefore cannot be estimated and therefore are not accrued.

7) Accounts Payable

The Company does not have any liabilities at December 31, 2005.

# SUPPLEMENTAL INFORMATION

# Alchemy Alternatives, Inc.
## Schedule I
## Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
## As of December 31, 2005

| | | |
|---|---|---|
| Net Capital: | | |
| Total stockholders' equity qualified for net capital | | $ 25,010 |
| Less: Non-allowable assets | | |
| Due from Alchemy Trading Partners | 4,000 | |
| Total non-allowable assets | | 4,000 |
| Net Capital | | 21,010 |
| Net minimum capital requirement of 6.67% of aggregate indebtedness of $0 or $5,000, whichever is greater | | 5,000 |
| Excess net capital | | $ 16,010 |

## Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5) as of December 31, 2005

| | |
|---|---|
| Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2005 | $ 21,010 |
| Decrease in stockholders' equity | |
| Decrease in non-allowable assets | |
| Net capital per above computation | $ 21,010 |

## Alchemy Alternatives, Inc.

## Schedule II

## Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

## For the Period January 14, 2005 through December 31, 2005

Not Applicable

## Information for Possession or Control Requirements Under Rule 15c3-3

## For the Period January 14, 2005 through June 30, 2005

Not Applicable

## Reconciliation between the Audited and Unaudited Statements of Financial Condition

There are no reconciling items for the period ended December 31, 2005

MC Michael Coglianese CPA, P.C.
Certified Public Accountants

217 Cardinal Drive, First Floor
Bloomingdale, IL 60108
Phone: (630) 351-8942
Fax: (630) 351-8968
Website: www.coglianesecpa.com

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Alchemy Alternatives, Inc.
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Alchemy Alternatives, Inc. (the "Company") for the period January 14, 2005 through December 31, 2005, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(1 1) and for determining compliance with the exemptive provisions of rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a Condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the period January 14, 2005 through December 31, 2005, and this report does not affect our report thereon dated February 13, 2006.

The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should run be used by anyone other than these specified parties.

Michael Coglianese CPA PC

Bloomingdale, IL
February 13, 2006